June 8, 2012

Via Edgar

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:         Southwest Airlines Co.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 9, 2012
File No. 001-07259

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below are the Company’s supplemental responses to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 16, 2012, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011.  For ease of reference, we have reproduced below the full text of the Staff’s comment, which is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Aircraft and engine maintenance, page 80

1.
We note your responses to prior comment 8 in your April 16, 2012 letter and to prior comment 5 in your May 10, 2012 letter. Based on these responses, it appears your reassessment of risk transfer for the amended contract under the guidance in the AICPA Audit and Accounting Guide for Airlines (the “Airline Guide”) was due to two changes to the previous agreement. The changes in the maintenance agreement were (i) to establish a minimum dollar amount that you will pay GE if the number of actual flight hours were to fall below a minimum threshold and (ii) to shorten the duration of the maintenance agreement (by establishing a maximum number of covered engine shop visits) to accommodate the phase-out of the Classic fleet over the next several years.

With regard to your reassessment of the risk-transfer concept in the Airline Guide, it appears that the minimum payment threshold would be non-substantive to the reassessment given that you expect to significantly exceed the minimum thresholds required under the agreement according to your most recent response.

With regard to the change in duration of the contract, we note per your previous responses that if you exceed the maximum 52 shops covered by the agreement, that additional visits “would not be covered under the contract.” While we agree you bear cost risk for maintenance subsequent to the 52 shop visits covered by the amended agreement, we believe the assessment of risk transfer of a maintenance contract pertains to maintenance work covered by the contract during the contract period and not to maintenance work outside the scope or term of the contract being assessed for risk transfer. In this regard, the second paragraph of 4.87 of the Airline Guide entitled “True-ups” states:

“True Ups. For a transfer of risk to occur, the service provider must absorb and receive substantially all variability of the cost of maintenance required under the service contract.” (emphasis added)

In this regard, transfer of cost risk is only evaluated for maintenance work covered by the agreement being assessed, and not for maintenance work (additional shop visits) outside the scope of the agreement. As you state in your responses, the maintenance agreement covers 52 shop visits and, therefore, transfer of cost risk should only be evaluated for the work covered by the agreement (i.e., the 52 shop visits) and not for work outside the scope of the agreement (i.e., the anticipated additional 61 shop visits). This is further evidenced by the third paragraph of 4.87 of the Airline Guide, which refers to the effect of out-of-scope work on the assessment of risk transfer for work that is covered by the contract and states:

“Contract Adjustment Provisions. The contract may provide for an adjustment payable by either party for out-of-scope work, including FOD and adjustments to the hours prior to the replacement of life-limited parts and still transfer risk.” (emphasis added)

Because GE continues to bear the cost risk for the maintenance work covered under the shortened agreement, we believe the power-by-the-hour basis payments made to your third-party maintenance provider should have continued to be expensed as incurred under the contract in accordance with paragraph 4.85 and paragraphs 4.88 to 4.91 of the Airline Guide and as accounted for under the original agreement.  Therefore, we believe you should reassess your accounting for these maintenance costs as appropriate.

Confidential Treatment of a Portion of the Response to Comment 1
Requested by Southwest Airlines Pursuant to Rule 83

Response:

We acknowledge the points made by the Staff and believe it would be helpful to provide additional information related to the amended agreement.   The Classic fleet engine maintenance agreement with GE was modified to accommodate the ultimate retirement of the fleet in the upcoming years and to allow us the potential to reduce our overall cost of the Classic fleet maintenance program.   Because the pace at which we retire these aircraft is at our discretion, GE was willing to modify the agreement as long as we provided a minimum payment commitment for engine maintenance.  The inclusion of a minimum payment threshold was substantive to GE, as there are possible scenarios that could cause us to more rapidly accelerate the retirement of the fleet.

With respect to the amended agreement, we believe the following are important to understanding our evaluation of the accounting:

•
The amended service agreement relates to all of the engines pertaining to our entire Classic fleet (i.e., Boeing 737-300s and 500s) for the period October 1, 2011 through December 31, 2014.  As of October 1, 2011, our Classic fleet included approximately 190 planes for a total of 420 engines, including spares and engines in the shop. The term of the amended service agreement is the same as our prior agreement (i.e., the term of the agreement has not been shortened).

•
During the term of the amended agreement, only 52 total shop visits with GE are covered under the flight hour based payments. It is at our discretion to designate which individual shop visits comprise the 52 shop visits covered by the amended service agreement. The designated shop visits could occur at any point during the contract term. Our plan at the time of contract amendment anticipated we would require significantly more than 52 engines to undergo shop visits over the term of the amended agreement (our estimate at that time was that 83 shop visits would be needed).  Our plan today assumes even more engines will require shop visits over the term of this agreement based on changes in our Classic fleet retirement assumptions since October.  We will be required to pay separately for those shop visits not designated as one of the 52 on a time and materials basis.

•
Under the amended service agreement, we are required to make payments to GE over the contract period based on the Classic fleet’s flight hours multiplied by a fixed contractual rate, subject to a floor of *** and a cap of ***, both of which are net of *** in credits provided by GE for reduced expected shop visits due to engines that will be removed from the program as a result of aircraft retirements.  Our payment obligation to GE is not affected by the timing of the 52 designated shop visits and will not cease upon the occurrence of the 52 shop visits.

In evaluating whether the amended service agreement transferred the risks and rewards associated with maintenance activities to GE, we looked to the guidance in paragraph 4.125 of the Airline Guide which states:

“The determination of whether risks and rewards have been transferred to the service provider may depend on, among other things, the contract, the related rights and obligations of each party in the event of termination, and whether contract payments are refundable. This assessment would be made at inception of the contract or after the contract has been substantially modified. Because each PBTH contract has different terms and objectives, it is difficult to provide specific conditions for all contracts.” (emphasis added)

In light of that guidance, we considered all of the factors and conditions in the amended service agreement to determine whether risk transferred. We also reviewed the three conditions included in paragraph 4.125 to illustrate the principles that should be considered when evaluating risk transfer; however, we do not believe those conditions are, or should be considered to be, the only factors to assess. In fact, we understand that AcSEC, when establishing the guidance for the risk transfer criteria, contemplated PBTH arrangements under which the service provider was responsible for all of the routine maintenance on the covered engines, as evidenced by the examples included in Exhibit 4-1 of the Airline Guide. Typically, power by the hour contracts that transfer risk require fixed rate payments based on flight hours over the contract term while covering an unlimited number of shop visits (expected or unexpected and varying in degrees of work scope required) during the same contract term.

Confidential Treatment of a Portion of the Response to Comment 1
Requested by Southwest Airlines Pursuant to Rule 83

We note that our amended service agreement is significantly different from typical PBTH contracts given the fixed number of shop visits covered (which constitute just a fraction of the total expected visits over the term of the contract) and the presence of a floor and cap on the amount of payments to be made to GE.   Our contract prior to the amendment was a traditional PBTH contract in which there was no limit on the number of major shop visits GE could have to perform.  The number of required shop visits was driven by the variability of engine performance, and the work scope was driven based on each engine’s specific condition.  GE was responsible for a range of shop visits, including minor repairs as well as major repairs.

During the term of our amended service agreement, we have only limited the variability of the maintenance costs for 52 shop visits. These specific shop visits will cost a minimum of *** (the floor) with the potential to pay up to *** depending on how we operate the aircraft in our Classic fleet.  These 52 shops visits, the timing of the visits, and the specific engines inducted, (at our discretion), represented approximately 60 percent of the expected shop visits for the Classic fleet over the remaining term of the amended service agreement at the time of contract amendment. Based on today’s plan, these 52 visits represent under half of our currently expected shop visits over the remaining term of the amended service agreement.

As noted in the terms above, shop visits other than the 52 designated shop visits will be paid on a time and materials basis.  In fact, in the first quarter of 2012, we incurred additional expense on a time and materials basis for maintenance events related to supplemental shop visits with GE that we could have chosen to designate as one of the 52 covered visits. Instead we chose to pay for these shop visits on a time and materials basis because they required a lesser work scope due to the condition of the engines.  As the amended service agreement only covers a portion of our variability, risk transfer has not occurred under the amended service contract.

We agree with the Staff’s comment that “the assessment of risk transfer of a maintenance contract pertains to maintenance work covered by the contract during the contract period and not to maintenance work outside the scope or term of the contract being assessed for risk transfer.” In that regard, for a transfer of risk to occur, we believe the service provider must absorb and receive substantially all variability of the cost of maintenance required under the term of the service contract. Given the limited number of shop visits covered by the flight hour based payments and the floor and cap on the total payments to be made, we do not believe that the amended service agreement transferred risk associated with the maintenance activities of our Classic fleet during the contract period to GE.  Instead it provided certainty to GE with respect to the level of services potentially required to be performed.

Furthermore, because of the discretion we have in the timing of the 52 visits, recognizing maintenance expense under the amended service agreement as payments are made based on flight hours could result in either:

a.
the Company receiving maintenance service prior to recognizing the cost for such services (e.g., if we were to choose to utilize the designated shop visits in the earlier periods under the contractual term), or

b.	the Company accruing maintenance in advance of receiving the services (e.g., if we were to utilize the designated shop visits in the later periods under the contractual term).

Neither of these outcomes is consistent with the basic concept that expense is to be recognized in accordance with the service level being received by the airline as described for power by the hour arrangements in paragraph 4.130 of the Airline Guide. In addition, accruing maintenance costs in advance is not an acceptable method of recognizing maintenance expense as described in paragraphs 4.113 through 4.117 of the Airline Guide.

Confidential Treatment of a Portion of the Response to Comment 1
Requested by Southwest Airlines Pursuant to Rule 83

Our conclusion is that the amended service agreement, in its totality, does not fix our cost variability for the Classic fleet for all of the shop visits expected to occur under the remaining term of the amended service agreement and therefore, risk transfer has not occurred.  As risk transfer has not occurred, the Airline Guide requires that we apply event-based maintenance expense recognition, consistent with our policy as described in our response to your initial comment on this matter. In addition, we note that event-based maintenance expense recognition alleviates the concerns noted above with regard to not recognizing maintenance expense in accordance with the service level being received.

****

In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

                         Sincerely,

                         /s/ Laura Wright
                          Laura Wright
                          Chief Financial Officer

Copy to:                John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)

Confidential Treatment of a Portion of the Response to Comment 1
Requested by Southwest Airlines Pursuant to Rule 83